For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Marybeth Csaby KCSA Strategic Communications (212) 896-1214 / 1236 jcorbin@kcsa.com / mcsaby@kcsa.com

Biocancell Receives U.S. FDA Approval to Continue Phase IIb Superficial Bladder Cancer Clinical Trial and Interim Results

Tel Aviv, Israel, April 29, 2010 — Tikcro Technologies Ltd. (OTC BB: TIKRF.OB) today announced that BioCancell Therapeutics, Inc. ("Biocancell"), concluded the first 18 patient group treated pursuant to a Phase IIb clinical trial of the drug candidate BC-819 for use in superficial bladder cancer. These patients had not responded to conventional treatment (BCG or chemotherapy).  This was the first of two groups in a trial totaling 33 patients.    Based on the interim results, the U.S. Food and Drug Administration (FDA) approved the continuation of the trial and enrollment of the second and last treatment group of 15 patients.

Tikcro holds 30% of Biocancell, taking into account the conversion of a convertible note and exercise of warrants, and 22% on a fully diluted basis.

Interim Results for Phase IIb Clinical Trial in Superficial Bladder Cancer
The following is a summary of the interim results of the Phase IIb clinical trial. The two efficacy criteria requested in the trial to determine a complete response in a patient were non-recurrence and tumor ablation ("Complete Response").

No.	Efficacy Results	Number of Patients	Percent
1	Response to Treatment (either non-recurrence or tumor ablation)	15/18	83%
2	Non-Recurrence	10/18	56%
3	Tumor Ablation	9/18	50%
4	Complete Response (both non-recurrence and tumor ablation)	4/18	22%

Originally the U.S. FDA required 5 out of 18 patients to show a Complete Response, but when presented with the interim results above it approved the continuation of the trial.

No Serious Adverse Events related to the drug candidate have been recorded in this clinical trial.

Information Regarding the Clinical Trial
The purpose of this Phase IIb trial is to measure the efficacy and safety of BC-819 at a dose of 20mg. The trial is being conducted in seven medical centers in Israel and one U.S.-based medical center in Arizona by BCG Oncology, PC. The trial is expected to include a total of 33 patients who had not responded to conventional treatment (BCG or chemotherapy), with each participant receiving six weekly treatments of BC-819.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

About Tikcro Technologies:

Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. BioCancell is conducting the following clinical trials in Israel and in the U.S. using its leading drug, BC-819:

- Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer

- Phase I/IIa clinical trial for the treatment of ovarian cancer

- Phase I/IIa clinical trial for the treatment of pancreatic cancer

For more information, visit Tikcro website at http://www.tikcro.com